Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Earnings:
Income (loss) before provision for income taxes, equity in loss of unconsolidated affiliates and cumulative effect of change in accounting principle	$(4,682)	$59,637	$(27,228)	$(301,176)	$(174,664)
Add: Fixed charges	57,542	66,610	74,240	107,441	138,107
Less: Minority interest	(452)	(347)	(446)	(132)	(72)
Less: Equity investment	(412)	(2,678)	(3,225)	—	—

Total earnings before fixed charges	53,724	129,273	50,683	(193,603)	(36,485)
Fixed charges:
Interest expense	50,526	60,733	68,303	100,700	132,137
Estimated interest component of rent expense	7,016	5,877	5,937	6,741	5,970

Total fixed charges	$57,542	$66,610	$74,240	$107,441	$138,107
Shortage	3,818	NA	23,557	301,044	174,592
Ratio of earnings to fixed charges(1)	<1	1.94	<1	<1	<1

(1)	The ratio of earnings to fixed charges is computed by dividing the sum of pre-tax income from continuing operations (before adjustment for minority interests in consolidated subsidiaries and loss from equity investees) plus fixed charges, by fixed charges. Fixed charges consist of interest charges, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.